Management Report

Mr. MOMO

For the period ended December 31, 2021

Prepared on

June 16, 2022

Table of Contents

Profit and Loss

January - December 2021

	Total
INCOME	
Catering	344.90
Food Sales	102,730.97
Other Income	
Donation	1,000.00
Total Other Income	**1,000.00**
Total Income	**104,075.87**
COST OF GOODS SOLD	
Food Purchases	3,720.10
Merchant Account Fees	1,921.29
Total Cost of Goods Sold	**5,641.39**
GROSS PROFIT	**98,434.48**
EXPENSES	
Advertising	
Events	44.10
Online	51.98
Other	1,667.29
Print	116.92
Total Advertising	**1,880.29**
Event Expense	2,220.00
Insurance	
Workers Compensation	845.00
Total Insurance	**845.00**
Licenses and Permits	18.97
Meals & Entertainment	207.14
Publications & Subscriptions	129.36
Rent	
Home Office	
Internet	127.81
Utilities	67.34
Total Home Office	**195.15**
Total Rent	**195.15**
Repairs and Maintenance	2,482.56
Salaries	
Contract	9,968.14
Total Salaries	**9,968.14**
Software Expense	291.06
Supplies	
Disposable	501.54
Office	782.67
Total Supplies	**1,284.21**
Taxes	2,178.00

		Total
	State	5,307.70
Total Taxes		**7,485.70**
Telephone		513.64
Travel		800.00
Truck Expense		
	Fuel	5,234.19
	Insurance	2,705.68
	Miscellaneous	611.66
	Repairs & Maintenance	1,269.03
Total Truck Expense		**9,820.56**
Total Expenses		**38,141.78**
NET OPERATING INCOME		60,292.70
NET INCOME		$60,292.70

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase -8991	45,307.45
Total Bank Accounts	**45,307.45**
Other Current Assets	
Due from C & S Food & Catering	37,581.89
Total Other Current Assets	**37,581.89**
Total Current Assets	**82,889.34**
Fixed Assets	
Accumulated Depreciation	-10,000.00
Kitchen Equipment	2,693.92
Truck	25,000.00
Total Fixed Assets	**17,693.92**
TOTAL ASSETS	**$100,583.26**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Citi CC -3750 (deleted)	848.69
Amir Maleki (deleted)	671.61
Total Citi CC -3750 (deleted)	**1,520.30**
Costco Citi 3656	810.73
Total Credit Cards	**2,331.03**
Other Current Liabilities	
Long Term Liabilities	
Loan - Subash Yadav (Manager)	24,967.89
Total Long Term Liabilities	**24,967.89**
Short Term Liabilities	
Loan - Ranjith Renukunta	734.10
Total Short Term Liabilities	**734.10**
Total Other Current Liabilities	**25,701.99**
Total Current Liabilities	**28,033.02**
Total Liabilities	**28,033.02**
Equity	
Equity	
Subash Yadav (100%)	100.00
Total Equity	**100.00**
Members Equity	12,157.54
Net Income	60,292.70
Total Equity	**72,550.24**

	Total
TOTAL LIABILITIES AND EQUITY	**$100,583.26**

Mr. MOMO

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	60,292.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from C & S Food & Catering	-23,275.66
Chase CC -7757	-336.91
Citi CC -3750 (deleted)	-383.02
Costco Citi 3656	1,719.93
Long Term Liabilities:Loan - Subash Yadav (Manager)	-65.78
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-22,341.44**
Net cash provided by operating activities	**$37,951.26**
INVESTING ACTIVITIES	
Kitchen Equipment	-2,693.92
Net cash provided by investing activities	**$ -2,693.92**
NET CASH INCREASE FOR PERIOD	**$35,257.34**
Cash at beginning of period	10,050.11
CASH AT END OF PERIOD	**$45,307.45**